UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Buildablock Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

12008D108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12008D108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) René Arbic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,827,205
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,827,205
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,205
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%[1]
12	TYPE OF REPORTING PERSON IN

 ________________________

1 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012 and (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012.

ITEM 1.	(a) Name of Issuer:

Buildablock Corp. (the “Issuer”)

(b) Address of Issuer's Principal Executive Offices:

Buildablock Corp. 759 Square Victoria, Suite 200 Montreal, Quebec, H2Y 2J7, Canada

ITEM 2.	(a) Name of Person Filing:

René Arbic (the “Reporting Person”

(b) Address of Principal Business Office:

1095 Rue Renoir Brossard, Quebec, J4X 2G7, Canada

(c) Citizenship:

Canada

(d) Title of Class of Securities:

Common Stock, $0.00001 par value

(e) CUSIP Number:

12008D108

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

(a) Amount Beneficially Owned

1,827,205

(b) Percent of Class

8.4%[2]

________________________

2 The number of outstanding shares used for the calculation of the percent of class includes (i) 17,510,968 shares of Common Stock, the number of outstanding shares as of March 30, 2012 reported in the Form 10-Q filed April 20, 2012 and (ii) an aggregate of 4,027,000 shares issued in private transactions, as reported in the Company’s Form 8-K filed on April 26, 2012.

(c) Number of Shares to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote:

1,827,205

(ii) Shared Power to Vote or Direct the Vote:

0

(iii) Sole Power to Dispose or Direct the Disposition of:

1,827,205

(iv) Shared Power to Dispose or Direct the Disposition of:

0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent of Behalf of Another Person

Not applicable.

ITEM 7.	Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9	Notice of Dissolution of Group

Not applicable

ITEM 10	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2012

   /s/ René Arbic

René Arbic

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